Transmitted Via Edgar
May 4, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-4561
Attn: Brad Skinner, Accounting Branch Chief
RE: Covansys Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Dear Mr. Skinner:
Set forth below are the responses of Covansys Corporation (“the Company”) to the April 10, 2006 letter from the staff pertaining to its review of the Company’s Form 10-K for the fiscal year December 31, 2005 filed on March 8, 2006. For the staff’s convenience, we have repeated the relevant comments below in bold.
     Form 10-K for the Year Ended December 31, 2005
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Critical Accounting Policies, Page 12
1.	Please explain to us why you have not provided quantitative information within this section regarding the significant estimates made by management. In this regard, we note several estimate changes related to revenue recognition, collection of receivables, and income taxes that would appear relevant. You should include within this section, to the extent material, the sensitivity of estimates to deviations of actual results from management’s assumptions and circumstances that have resulted in revised assumptions in the past or from other outcomes that are reasonably likely to occur. You should address such factors as how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. See the SEC Release Nos. 33-8350, 34-48960 and FR-72.

Approximately 14% of the Company’s revenue in 2005 was realized from fixed price contracts with respect to which the Company recognizes revenue on a percentage of completion basis. As disclosed in Item 1A “Risk Factors” changes in estimated costs to complete as a result of the subjectivity inherent in estimating the costs to complete could be unfavorable and change the Company’s estimates of the ultimate profitability on these projects. The Company discloses material changes resulting from changes in the estimates of the costs in the estimates of the costs to complete in its discussions of changes in revenue and gross profit in Management’s Discussion and Analysis.
The Company has not had significant issues in the collection of its receivables as demonstrated by the disclosure of its allowance for doubtful accounts in a note to the consolidated financial statements. From time to time, customers have notified the company that they wish to terminated the contract prior to the Company completing all of the deliverables under the contract. When this happens, there may be disagreement between the customer and the Company as to the value of the deliverables completed which may result in the reversal of revenue previously recorded. This risk factor is disclosed in Item 1A of the Form 10-K and is also a factor in explaining changes in revenue and gross profit in Management Discussion and Analysis.
At the beginning of each year, the Company develops on overall effective tax rate for the year which takes into consideration the mix of earnings as well as estimated permanent differences in accordance with FAS 109. This annual effective rate is reevaluated on a quarterly basis and adjusted if deemed appropriated. The Company discloses changes in its effective tax in its 1934 Act filings. Changes in the Company’s effective tax rate have not had a material effect on operating results in 2005.
     Consolidated Statements of Operations, page 27.
2.	Please explain to us why you have not separately reported revenues recognized on services provided to related parties in accordance with Rule 4-08(k) of Regulation S-X.
Company management concluded that the amount of revenue recognized on services provided to related parties was not material to the financial statements. Management has disclosed all related party transactions in a note to the financial statements, thus providing the reader of the financial statements with the magnitude of revenue recognized on services provided to related parties.

     Notes to Consolidated Financial Statements
     Note 16. — Income Taxes, page 45
3.	Please explain to us how you considered the disclosure requirements of SAB Topic 11C as it relates to your income tax holidays.
Company management did consider the disclosure requirements of SAB Topic 11C as it relates to the tax holidays of our India subsidiary. Management did not disclose the per share effects of the tax holiday. The reader of the financial statements can compute the per share effects as the related dollar impact of the tax holiday and basic and dilutive shares outstanding are both disclosed in the financial statements. Company management will disclose the per share effects of the tax holiday in future filings with the Commission.
     Note 18. — Commitments, Contingencies and Potential Liability to Clients, Page 48
4.	Please explain to us how you and your auditors concluded that disclosure regarding the ongoing investigation by our Division of Enforcement was not required in accordance with SFAS 5.
The Company disclosed the ongoing investigation by the Division of Enforcement under Item 8 “Legal Proceedings” to inform the reader of the Form 10-K of this ongoing investigation.
The Company did not specifically disclose this investigation in Note 18 because at the time of the filing of the Form 10-K, the Company had not been informed as to the particulars of the investigation other than the requirement to produce various documents. At the time of filing the Form 10-K it was not possible to predict with any degree of accuracy how the investigation would develop or how and when it might be resolved. Accordingly, the Company did not believe, based on the Company’s limited knowledge concerning the investigation, that there was a reasonable possibility that a loss may have been incurred. This position appears to be supported by paragraph 10 of FAS No. 5 which states “Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there is no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”
Item 9A. Controls and Procedures, page 54
5.	We note that your disclosure regarding the design of your disclosure controls and procedures is significantly more limited than that required by Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this rule and that you will conform your disclosure in future filings.
Management confirms that the Company’s disclosure controls and procedures for the relevant periods meet the requirements of Rule 13a-15(e) of the Exchange Act. Management also confirms that it will conform its disclosures in future filings with the Commission.
Please be advised that Covansys Corporation (“the Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (b) staff comments or changes to disclosure response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any Person under the federal securities laws of the United States.
Sincerely,
/s/ James S. Trouba
James S. Trouba
Executive Vice President and
Chief Financial Officer

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